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ROUGE RESOURCES LTD.

SUITE 3123 – 595 BURRARD STREET

VANCOUVER, BC V7X 1J1

TEL: 604-609-6110 FAX: 604-609-6145

ROUGE RESOURCES LTD. ANNOUNCES ACQUISITION OF
PAMPAS EL PEÑON GOLD PROJECT, CHILE

- 13 mining claims on 3,400 hectares west and north of El Peñon, Yamana’s flagship mine

- More than $1 million spent by Arena and SQM on surface work to define epithermal gold-silver targets

- Name change to Fiore Exploration on closing of deal and related private placement

June 15, 2016	TSXV – ROU.V

Vancouver, British Columbia – Rouge Resources Ltd.,  (TSXV – ROU.V) (the “Company”) has entered into a binding letter of intent with Arena Minerals Inc. (TSXV - AN) (“Arena”) for the acquisition of the Pampas El Peñon (“PEP”) gold project in Chile. Arena’s interest consists of two option agreements with Sociedad Química Y Minera de Chile S.A. (“SQM”).  Consideration for the acquisition consists of 8,650,000 common shares of the Company to be issued to Arena and 4,850,000 common shares to be issued to SQM. In order to exercise the options the Company will assume Arena’s commitments, which include a total of $750,000 in cash payments and an expenditure commitment on the project of $1,830,000, both by July 27, 2017.

The Pampas El Peñon property consists of 13 mining claims totaling 3,400 hectares located approximately 130 kilometres southeast of Antofagasta, Chile. The property consists of two separate blocks, lying immediately to the west and north of Yamana Gold’s Pampa Augusta Victoria mine complex that forms part of El Peñon mine complex. El Peñon mine began production in 1999 and has an established history of exploration success. The mine produced 227,000 ounces of gold and 7.7 million ounces of silver in 2015 with reported cash costs of US$621 and $8.38 an ounce respectively (Yamana Gold 2015 Annual Report).

The property covers land in the same geological environment as Yamana’s El Peñon deposit hosting several identified north-south-trending structures at or near surface. Three of these structures have been traced for more than 2 kilometers in strike length each.  Epithermal Au-Ag targets are hosted by rhyolite domes, with strong north-south siliceous structures containing highly anomalous silver, arsenic and antimony values, similar to the surface expressions of many of the mineralized veins in the area.

Over $1,000,000 has been spent on the property by Arena and SQM, with most of the work completed consisting of mapping, sampling, trenching and limited near-surface drilling designed to define the location of epithermal gold-silver veins with characteristics similar to those in the neighbouring Pampa Augusta Victoria complex. Three areas within rhyolitic domes with breccias and favourable geochemistry were identified and have been highlighted as priority drill targets. These targets lie in immediate vicinity of the Pampa Augusta Victoria open-pit and underground mines.

In connection with the acquisition the Company is undertaking a non-brokered private placement of up to 12,000,000 common shares at a price of $0.26 per common share, for gross proceeds of up to $3,120,000.

The Company intends to change its name to Fiore Exploration Ltd. or some other suitable name, and appoint an experienced management team on closing.

The letter of intent with Arena is legally binding but is subject to completion by the Company of a private placement financing for gross proceeds of not less than $2.5 million, completion of due diligence by the Company for up to a 60-day period, and subject to TSXV stock exchange approval. A finder’s fee of up to 800,000 shares will be paid to third parties by the Company.

Pursuant to the Company’s Stock Option Plan, a total of 3,250,000 incentive stock options have been granted to certain directors, officers, and consultants of the Company. The options are exercisable at a price of $0.35 per share for a period of 10 years, subject to regulatory approval.

The technical and scientific information contained within this news release has been reviewed and approved by Vernon Arseneau, P.Geo, Vice President of Exploration for Arena Minerals Inc., who is a Qualified Person as defined by National Instrument 43-101 policy.

On behalf of ROUGE RESOURCES LTD.

“Peter Leitch”

Chief Executive Officer

For further information please contact:

Melinda Coghill

CFO & Corporate Secretary

Tel:  (604) 609-6110

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Information

“This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as “may,” “will,” “should,” “anticipate,” “plan,” “expect,” “believe,” “estimate,” “intend” and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required.”